Exhibit 99.15

Date: April 6, 2018

To: All Canadian Securities Regulatory Authorities

Subject: VILLAGE FARMS INTERNATIONAL, INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting

Record Date for Notice of Meeting:	May 10, 2018

Record Date for Voting (if applicable):	May 10, 2018

Beneficial Ownership Determination Date:	May 10, 2018

Meeting Date:	June 14, 2018

Meeting Location (if available):	Delta, BC

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	92707Y108	CA92707Y1088

Sincerely,

Computershare

Agent for VILLAGE FARMS INTERNATIONAL, INC.